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                                                                   Exhibit 99.4





                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 1998


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                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS



                                                                                                        PAGE
                                                                                                        ----
   Consolidated Balance Sheets as of March 31, 1998 and December 31, 1997..............................   2

   Consolidated Statements of Operations for the three months ended March 31, 1998
         and March 31, 1997............................................................................   3

   Consolidated Statement of Stockholder's Equity (Deficit) for the three months
         ended March 31, 1998..........................................................................   4

   Consolidated Statements of Cash Flows for the three months ended March 31, 1998
         and March 31, 1997............................................................................   5

   Notes to Consolidated Financial Statements..........................................................   6





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                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

===============================================================================



                                                                           March 31,         December 31,
                                                                              1998               1997
                                                                       ------------------- ------------------
ASSETS
Current assets:
  Cash and cash equivalents........................................     $       457          $      968
  Accounts receivable - trade......................................           1,376               1,584
  Inventories......................................................          11,497               4,255
  Prepaid expenses.................................................           5,567               9,290
                                                                            -------             -------
     Total current assets..........................................          18,897              16,097

Property, plant and equipment, at cost, less
      accumulated depreciation of $1,224 and $1,020................          28,960              29,122
Goodwill, net......................................................           1,023               1,001
Other                                                                         1,168                   2
                                                                            -------          ----------
     Total assets..................................................        $ 50,048           $  46,222
                                                                             ======              ======

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
  Notes payable and current portion of long-term debt............        $    5,000          $    5,000
  Accounts payable - trade.......................................             7,194               3,798
  Due to affiliates..............................................            52,917              67,539
  Unearned revenue...............................................               184                   1
  Accrued taxes..................................................            15,199              18,077
  Other accrued liabilities......................................             8,519               8,397
                                                                            -------           ---------
     Total current liabilities...................................            89,013             102,812

Deferred gain....................................................            25,498              25,498
Other long-term liabilities......................................            12,479               2,000

Commitments and contingencies....................................

Stockholder's equity (deficit):
  Common stock, par value $1 per share, 701,000 shares authorized,
     authorized, issued and outstanding..........................               701                 701
  Additional paid-in-capital.....................................            15,767               5,600
  Deficit........................................................           (93,410)            (90,389)
                                                                           --------              ------
     Total stockholder's equity (deficit)........................           (76,942)            (84,088)
                                                                           --------              ------

     Total liabilities and stockholder's equity (deficit)........         $  50,048           $  46,222
                                                                           ========            ========


                   The accompanying notes are an integral part
                    of the consolidated financial statements.


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
                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

===============================================================================


                                                                        Three Months Ended
                                                               -------------------------------------
                                                                   March 31,          March 31,
                                                                     1998               1997
                                                               ------------------ ------------------

Net sales................................................            $ 19,177            $13,704
Cost of sales............................................              15,584             11,329
                                                                       ------             ------

Gross profit.............................................               3,593              2,375
Operating, selling, administrative and general
     expenses............................................               2,141              1,978
                                                                      -------             ------

Operating income.........................................               1,452                397

Other income (expense):
   Interest income.......................................                                    480
   Interest expense......................................              (3,510)            (2,148)
   Gain on sale of BML...................................                                 25,563
   Gain on foreign currency exchange.....................                  79                200
   Other, net............................................                  (1)               (29)
                                                                    ---------          ---------

(Loss) income before income taxes........................              (1,980)            24,463
(Benefit) provision for income taxes.....................                (234)            12,482
                                                                     --------             ------

Net (loss) income........................................            $ (1,746)           $11,981
                                                                      =======             ======


                   The accompanying notes are an integral part
                    of the consolidated financial statements.



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
                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
            CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

===============================================================================



                                                           COMMON STOCK       ADDITIONAL      RETAINED
                                                       -------------------     PAID-IN        EARNINGS
                                                       AMOUNT      CAPITAL     CAPITAL        (DEFICIT)      TOTAL
                                                       ------      -------     --------    -------------    --------
Balance, December 31, 1997....................         701,000      $701      $ 5,600        $(90,389)     $(84,088)

Net loss......................................                                                 (1,746)       (1,746)

Distributions to parent.......................                                                 (1,275)       (1,275)

Capital contribution..........................                                 10,167                        10,167
                                                       -------      ----      -------        --------      --------

Balance, March 31, 1998.......................         701,000      $701      $15,767        $(93,410)     $(76,942)
                                                       =======      ====      =======        ========      ========



                   The accompanying notes are an integral part
                    of the consolidated financial statements.





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
                    BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

===============================================================================



                                                                        Three Months Ended
                                                               ------------------ ------------------
                                                                   March 31,          March 31,
                                                                     1998               1997
                                                               ------------------ ------------------
Net cash used in operating activities....................          $  (8,273)          $ (1,218)
                                                                   ---------           --------

Cash flows from investing activities:
    Capital expenditures.................................                (42)              (658)
    Proceeds from sale of BML, net.......................                                20,002
    Proceeds from sale of option to purchase
      stock in Liggett-Ducat.............................                                 2,200
                                                                   ---------           --------
Net cash (used in) provided by investing activities......                (42)            21,544
                                                                   ---------           --------

Cash flows from financing activities:
    Proceeds from debt...................................                                 3,000
    Repayments of debt...................................                                  (155)
    Proceeds from participating loan.....................             11,000
    Capital contributions from parent....................              9,000
    Repayment of intercompany debt.......................            (11,000)
    Distributions paid to parent.........................             (1,275)           (24,028)
                                                                   ---------           --------
Net cash provided by (used in) financing activities......              7,725            (21,183)
                                                                   ---------           --------

Effect of exchange rate changes on cash
      and cash equivalents...............................                 79
                                                                   ---------

Net decrease in cash and cash equivalents................               (511)              (857)

Cash and cash equivalents, beginning of period...........                968              1,875
                                                                   ---------           --------
Cash and cash equivalents, end of period.................          $     457           $  1,018
                                                                   =========           ========

Supplemental cash flow information:
   Cash payments during the period for:
      Interest...........................................                440              1,109
      Income taxes.......................................                700                741



                   The accompanying notes are an integral part
                    of the consolidated financial statements.




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
                     BROOKE (OVERSEAS) LTD. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

1.       ORGANIZATION

         Brooke (Overseas) Ltd. ("the Company"), a Delaware corporation, is a wholly-owned subsidiary of BGLS Inc. ("BGLS") and an indirect subsidiary of Brooke Group Ltd. ("Brooke"). The consolidated financial statements of the Company include Liggett-Ducat Ltd. ("Liggett-Ducat"), a Russian closed joint stock company engaged in the manufacture and sale of cigarettes in Russia, and Liggett-Ducat Tobacco ("LDT"), a wholly-owned subsidiary of Liggett-Ducat engaged in the construction of a new cigarette factory. Prior to January 31, 1997, BrookeMil Ltd. ("BML") was a wholly-owned subsidiary engaged in construction of office buildings and property management in Moscow, Russia. On January 31, 1997, the Company sold its shares (which represented 99.1% of all shares outstanding) in BML to New Valley Corporation ("New Valley"). (Refer to Note 3.)

         The interim consolidated financial statements of the Company are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included as Exhibit 99.4 in Brooke's and BGLS' Annual Report on Form 10-K, as amended, for the year ended December 31, 1997, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

         Certain amounts in the 1997 consolidated financial statements have been reclassified to conform to the 1998 presentation.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         LIQUIDITY:

         The Company has historically relied on Brooke and BGLS for sources of financing. At March 31, 1998, the Company had net capital and working capital deficiencies of $76,942 and $70,116, respectively. On February 2, 1998, Brooke and BGLS cancelled a note and interest thereon which amounted to $20,384 at December 31, 1997. On February 5, 1998, Brooke made a capital contribution of $9,000 to the Company, which was used to repay intercompany indebtedness to BGLS. These contributions to capital reduced the net capital deficiency and amounts due affiliates by $29,384. Management believes that it will continue to receive financing from BGLS as needed. In addition to a new factory under construction, the Company has upgraded the present cigarette operations' tobacco processing complex, increased production with over 14 billion units sold in 1997 and is




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

         continuing to implement cost-saving measures. In connection with the move to the new factory, Liggett-Ducat plans to begin the manufacture and marketing of western style cigarettes in early 1999. Management believes that such activities will result in improved operations and cash flow, but there can be no assurances in this regard. (Refer to Note 10.)

3.       SALE OF BROOKEMIL

         On January 31, 1997, the Company sold all of its shares of BML to New Valley for $21,500 in cash and a promissory note of $33,500, collateralized by the BML shares, payable during 1997 with interest at 9%. The note was paid in full as of December 31, 1997. The consideration received exceeded the carrying value of the Company's investment in BML by $52,500. The Company recognized a gain on the sale in 1997 in the amount of $25,500. The remaining $27,000 has been deferred, reflecting recognition that the Company's parent, BGLS, retains an interest in BML through its 42% equity ownership in New Valley, and that a portion of the property sold (the site of the third phase of the Ducat Place real estate project being developed by BML, which is currently used by Liggett-Ducat for its existing cigarette factory) is subject to a put option held by New Valley. This option allows New Valley, under certain circumstances, to put this site back to the Company at the greater of the appraised fair value of the property at the date of exercise or $13,600, during the period Liggett-Ducat operates the factory on such site. The Company distributed the proceeds received from the sale of BML to BGLS.

         Liggett-Ducat entered into a Use Agreement with BML whereby Liggett-Ducat is permitted to continue to utilize the site on the same basis as in the past. The Use Agreement is terminable by BML on 270 days' prior notice.

4.       INVENTORIES

         Inventories consist of:

                                                March 31,          December 31,
                                                   1998                1997
                                            ----------------       ------------

Finished goods...........................      $  1,999              $
Work-in-process..........................           311                  50
Raw materials............................         8,266               3,284
Replacement parts and supplies...........           921                 921
                                               --------              ------
                                                $11,497              $4,255
                                                 ======               =====

          Purchase commitments are for quantities not in excess of anticipated requirements and are at prices established at the date of the commitment. At March 31, 1998, the Company had leaf tobacco purchase commitments of $14,200.




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


5.       PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment consists of:

                                                   March 31,        December 31,
                                                     1998              1997
                                                --------------     -------------

Factory machinery and equipment..........           $10,810           $10,864
Computers and software...................               332               293
Office furniture and equipment...........               297               272
Vehicles.................................               544               534
Construction-in-progress.................            18,201            18,179
                                                    -------           -------
                                                     30,184            30,142
Less accumulated depreciation............            (1,224)           (1,020)
                                                    -------           -------
                                                    $28,960           $29,122
                                                    =======           =======

         Liggett-Ducat is in the process of constructing a new cigarette factory on the outskirts of Moscow which is currently scheduled to be operational in early 1999. Liggett-Ducat has entered into a construction contract for the plant. The remaining liability under that contract, as amended, at March 31, 1998 is approximately $16,000. Equipment purchase agreements in place at March 31, 1998 total $34,355, of which $28,791 will be financed by the manufacturers.

         In February 1998, New Valley and Apollo Real Estate Investment Fund III, L.P. organized Western Realty Development LLC ("Western Realty") to make real estate and other investments in Russia. In April, 1998, Western Realty completed making a $20,000 participating loan to a company organized and wholly-owned by the Company, Western Tobacco Investments LLC ("Western Investments"), which holds the Company's interests in Liggett-Ducat and the new factory discussed above. The loan, which bears no fixed interest, is payable only out of 30% of distributions, if any, made by Western Tobacco to the Company. After the prior payment of debt service on loans to finance the construction of the new facility, 30% of distributions from Western Tobacco to the Company will be applied first to pay the principal of the loan and then as contingent participating interest on the loan. Any rights of payment on the loan are subordinate to the rights of all other creditors of Western Tobacco. An initial $11,000 was funded in February 1998, with the proceeds used by the Company to reduce intercompany debt to BGLS, and is classified in other long-term liabilities on the consolidated balance sheet at March 31, 1998. (Refer to Note 2.)





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




6.       NOTES PAYABLE, CREDIT FACILITIES AND LONG-TERM DEBT

         Current and long-term debt consist of the following:

                                                  March 31,        December 31,
                                                    1998              1997
                                                 ----------       -------------

Revolving credit facilities..............            $5,000           $5,000
Deferred financing fees..................
Notes payable............................
                                                     ------           ------
                                                      5,000            5,000
Less:

Current maturities.......................             5,000             5,000
                                                     ------            ------
Amount due after one year................            $                 $
                                                     ======            ======

         At March 31, 1998, Liggett-Ducat had two 6-month credit facilities open with a Russian bank. The first, for $2,000, which expired and was paid on April 30, 1998, initially bore an interest rate of 21%, subsequently raised to 28% on December 2, 1997. The second, for $3,000, which expired and was paid on May 16, 1998, initially bore an interest rate of 25%, subsequently raised to 28% on December 2, 1997. On April 24, 1998, Liggett-Ducat opened a credit facility for $2,000 with a Russian bank. The facility, with a variable interest rate (currently 27%), expires on October 25, 1998.

7.       STOCK OF LIGGETT-DUCAT

         In 1997, the Company purchased 1,666 shares of Liggett-Ducat stock from other shareholders for $25. At December 31, 1997, the Company owned 75.3% of the stock of Liggett-Ducat and Liggett owned 19.97%. On January 30, 1998, in connection with the restructuring of Liggett's long-term debt, Liggett agreed to transfer to the Company all of its shares and to cancel its option agreements to acquire additional shares. At March 31, 1998, the Company owned approximately 96% of the shares of common stock of Liggett-Ducat. In April 1998, the Company transferred its interests in Liggett-Ducat to the Company's subsidiary Western Tobacco. (Refer to Note 5.)

8.       RELATED PARTY TRANSACTIONS

         The Company has obtained funding through a revolving credit facility with Brooke and BGLS at an annual interest rate of 20% to cover certain expenses including the cost of certain administrative services and personnel, tobacco and material purchases and upgrades of factory equipment. In addition, Brooke and BGLS have advanced funds to BML for its real estate developments projects. In February 1998, Brooke and BGLS contributed $29,384 to the Company, in order to reduce intercompany debt. The amounts





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


         due to Brooke and BGLS under this facility at March 31, 1998 were $24,343, including interest of $11,746, and $28,475, including interest of $4,700, respectively. (Refer to Note 2.)

         Refer to Note 5 for information concerning the participating loan to Western Tobacco by Western Realty.

9.       INCOME TAXES

         For the three months ended March 31, 1998 and 1997, the tax (benefit) of $234 and the tax provision of $12,482, respectively, consist of income tax expense pursuant to Russian statutory requirements of $931 and $741, respectively, and U.S. income tax (benefit) expense of $(1,165) and $11,741 in accordance with the Company's tax sharing agreement with Brooke.

10.      CONTINGENCIES

         BGLS has pledged its ownership interest in the Company's common stock as collateral in connection with the issuance of BGLS' 15.75% Senior Secured Notes ("BGLS Notes") due 2001.

         On March 2, 1998, BGLS entered into an agreement with AIF II, L.P. and an affiliated investment manager on behalf of a managed account (together, the "Apollo Holders"), who hold approximately 41.8% of the BGLS Notes in which the Apollo Holders agreed to defer the payment of interest on the BGLS Notes held by them, commencing with the interest payment that was due July 31, 1997, which they had previously agreed to defer, through the interest payment due July 31, 2000. The deferred interest payments will be payable at final maturity of the BGLS Notes on January 31, 2001 or upon an event of default under the Indenture for the BGLS Notes. In connection with the agreement, the Company pledged 50.1% of Western Tobacco to collateralize the BGLS Notes held by the Apollo Holders. (Refer to Note 5.)

         On January 30, 1998, in connection with the restructuring of Liggett's long-term debt, Liggett agreed to transfer to the Company all of its shares of Liggett-Ducat and the Liggett noteholders were granted a security interest in 16% of Western Tobacco. (Refer to Note 7.)

         The performance of Liggett-Ducat's cigarette operations in Russia is affected by uncertainties in Russia which may include, among others, political or diplomatic developments, regional tensions, currency repatriation restrictions, foreign exchange fluctuations, inflation, and an undeveloped system of commercial laws and legislative reform relating to foreign ownership in Russia.




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